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Item 1.  SECURITY AND ISSUER.

         SECURITY:  Common Stock

         ISSUER'S CURRENT ADDRESS:

                    Gamogen, Inc.
                    1930 Village Center Circle, Suite 3-83
                    Summerlin, Nevada  89134-1389

         ISSUER'S FORMER ADDRESS:

                    Gamogen, Inc.
                    1930 Village Center Circle, Suite 3-183
                    Summerlin, Nevada  89134-1389

Item 2.  IDENTITY AND BACKGROUND.

         A. NAME:

                    Southridge Group LLC ("Southridge")
                    c/o Aaron A. Grunfeld
                    10390 Santa Monica Boulevard
                    Fourth Floor
                    Los Angeles, California 90025-5058

         B. RESIDENCE OR BUSINESS ADDRESS:

                    c/o Aaron A. Grunfeld
                    10390 Santa Monica Boulevard
                    Fourth Floor
                    Los Angeles, California 90025-5058

         C. PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

         Reference is made to Southridge's Schedule 13D filed on November 12, 1999, as amended on February 10, 2000. Southridge is a limited liability company formed under the laws of the State of Nevada and is beneficially owned by Yale Farar. Southridge was formed for the purpose of acquiring shares of Gamogen, Inc and does not conduct any other business.

         D. CURRENT CONVICTION DURING THE LAST 5 YEARS:

                    None

         E. SECURITIES LAWS PROCEEDINGS:

                    None

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Item 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         None.

Item 4.  PURPOSE OF TRANSACTION.

         Reference is made to Southridge's Schedule 13D filed with the Commission on November 12, 1999, as amended on February 10, 2000.

         In February 2001, Southridge gifted an aggregate of 23,500 shares of Gamogen, Inc. common stock (after giving effect to the 1 for 2 reverse stock split referenced in Item 5 below).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Reference is made to Southridge's Schedule 13D filed on November 12, 1999, as amended on February 10, 2000.

         In December 2000 the shareholders of Gamogen, Inc. approved (i) an increase in authorized common stock from 4,000,000 shares to 50,000,000 shares and authorized 1,000,000 shares of preferred stock, $.01 par value; and (ii) a one for two reverse split of Gamogen's common stock. Immediately following the reverse stock split, Southridge owned 1,074,760 shares of Gamogen's common stock. Subsequent to that date, Southridge gifted an aggregate of 23,500 shares of Gamogen common stock. Southridge currently owns 1,051,100 shares, constituting approximately 76% of Gamogen's outstanding shares.

         Yale Farar as the principal beneficial owner of Southridge, has the sole power to sell all shares of common stock and has the sole voting power on all shares of common stock owned by Southridge.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to Southridge's prior Schedule 13D filed on November 12, 1999, as amended on February 10, 2000.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: April 17, 2001              SOUTHRIDGE GROUP LLC


                                         By
                                           ------------------------------------
                                           Yale Farar, Managing Member